                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11‑K

    X               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2003

                                      OR

                  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition year from             to

Commission File No.    1-10275

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          BRINKER INTERNATIONAL, INC.
                        401(K) SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Brinker International, Inc.
                               6820 LBJ Freeway
                              Dallas, Texas 75240

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits
as of December 31, 2003 and 2002	2

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2003 and 2002	3

Notes to Financial Statements	4

Supplemental Schedule* - Schedule H, line 4i - Schedule of Assets
(Held at End of Year) - December 31, 2003	9

Exhibit 23- Consent of Independent Registered Public Accounting Firm

Exhibit 99 - Certification by Susan Sieker, Plan Administrator of the
Registrant, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

*  All other schedules required by Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Committee
Brinker International, Inc. 401(k) Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, line 4i-schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     /s/ KPMG LLP

Dallas, Texas
May 28, 2004

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

                                                                                      2003                                  2002

Investments - at fair value (Note 2):
    Money market                                                                   $     2,550,940                $     2,289,623
    Mutual funds                                                                           25,885,840                     16,919,939
    Common Collective Fund                                                          4,437,858                       2,700,000
    Brinker International common stock                                         13,562,751                     14,319,034
    Participant loans                                                                        2,634,997                      2,482,198

                                                                                                   49,072,386                     38,710,794

Receivables:
    Participants' contributions                                                              221,347                         209,706
    Employer's contributions                                                                 34,769                           31,835

                                                                                                        256,116                          241,541

Net assets available for benefits                                             $     49,328,502               $   38,952,335

See accompanying notes to financial statements.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

 Statements of Changes in Net Assets Available for Benefits

 Years Ended December 31, 2003 and 2002

                                                                                                               2003                2002

Additions:
Contributions:
      Participant's                                                                           $      6,697,746    $      6,624,080
      Employer's                                                                                        703,190              907,808

                                                                                                           7,400,936           7,531,888

    Investment income (loss):
      Net appreciation (depreciation)
        in fair value of investments                                                            6,251,893         (3,218,619)

      Interest and dividends                                                                       360,547             368,747

                                                                                                          6,612,440         (2,849,872)

          Total additions                                                                        14,013,376          4,682,016

Deductions - benefits paid to participants                                             3,637,209          2,722,033

Net increase                                                                                     10,376,167          1,959,983

Net assets available for benefits at
  beginning of year                                                                            38,952,335         36,992,352

Net assets available for benefits at
  end of year                                                                             $     49,328,502    $    38,952,335

See accompanying notes to financial statements.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

 Notes to Financial Statements

 December 31, 2003 and 2002

1.  DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES

The following brief description of the provisions of the Brinker International, Inc. 401(k) Savings Plan and Trust (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General

The Plan, which was implemented on January 1, 1993, is a qualified defined contribution savings plan available to all salaried and hourly employees of Brinker International, Inc. and subsidiaries ("Company" or "Brinker") who are neither an officer nor a five percent shareholder of the Company and whose annual compensation is not in excess of the threshold set forth in Section 414(q) of the Internal Revenue Code of 1986 (the "Code"), as amended. Salaried employees are eligible upon the latter of their date of hire or attainment of age twenty-one while hourly employees who have completed one year of service and have attained the age of twenty-one are eligible to participate in the Plan.

Employees who are members of a collective bargaining unit are not eligible to participate in the Plan.  The financial statements are prepared on the accrual basis of accounting and include all of the funds which comprise the Plan.

Contributions

Participants are permitted to contribute from 1% to 50% of their annual eligible compensation, as defined, to the Plan on a tax-deferred basis.  Participants are permitted to contribute up to 100% of their bonuses, as defined, to the Plan on a tax-deferred basis.  Tips are excluded from the definition of eligible compensation.  The Company matches 25% of the first 5% a salaried participant's contributions.  Hourly participants do not receive matching contributions.

Participants' Accounts

Participants' contributions are invested in accordance with their elections in the following funds: the AXP Cash Management Fund (a money market fund), the AXP Bond Fund (invests primarily in intermediate-term corporate bonds), the American Century Equity Growth Fund (invests primarily in the equities of large-cap domestic companies), the Wells Fargo Large Company Growth Fund (invests primarily in the equities of medium-to-large-cap domestic companies), the Janus Overseas Fund (invests primarily in the equities of foreign companies), the Neuberger Berman Genesis Fund (invests primarily in the equities of small-cap domestic companies),  the Brown Capital Management Small Company Fund (invests primarily in the equities of small-cap domestic companies), the American Express Trust Equity Index Fund II (invests primarily in the equities of the S&P 500 Index) and the Brinker Stock Fund (consists of Company common stock). Employees may update their investment election daily. Company's matching contributions to the Plan are also invested in accordance with their elections in the above funds. Allocations of plan income are made to participant's accounts pro-rata on participant's individual balances in each fund.

 BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

1.  DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES (continued)

Vesting

Participants are immediately vested in their contributions and the earnings thereon. Vesting in the Company's matching contributions is graduated at 25% annually, beginning at the end of the second year of eligible service, up to 100% after five full years of eligible service.  Participants who separate from service prior to full vesting of their rights forfeit their share of the Company's contributions to the extent that vesting had not occurred.  Forfeitures used to reduce future Company contributions totaled $206,463 for the year ended December 31, 2003.  Forfeitures totaled $47,849 and $36,623 for the years ended December 31, 2003 and 2002, respectively.

 Payments of Benefits

The normal forms of payment upon a participant's separation from the Company are either a lump-sum payment in cash for the vested portion of the participant's account (less federal tax withholding, when applicable, and additional penalties for withdrawals made prior to retirement age) or a direct rollover of the vested portion of the participant's account into an Individual Retirement Account or another employer's qualified plan. Benefits are recorded when paid.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have up to two loans outstanding at a time; however, the total of a participant's loans may not exceed the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from one-half year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of 1% above the prime lending rate determined at the end of the month prior to the month in which the loan request is made. Interest rates on outstanding loans ranged from 5.00% to 10.50% during 2003 and 5.25% to 10.5% during 2002. Principal and interest payments are made through bi-weekly payroll deductions.

Administrative Expenses

The Company pays all administrative expenses related to the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan administrators to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

   BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

 Notes to Financial Statements

2.   INVESTMENTS

The Plan's investments are stated at fair value using quoted market prices and transactions are recorded on a trade date basis. Participant loans are valued at the outstanding principal balance plus accrued interest which approximates fair value.  A summary of investments and related investment income (loss) as of and for the years ended December 31, 2003 and 2002, follows:

                                                                                                                               2003              2002

   Investments at fair value:
     American Century Equity Growth Fund                                                   $   6,386,632*    $   4,371,677*
     Janus Overseas Fund                                                                                   4,978,981*         3,071,373*
     Brinker Stock Fund                                                                                   13,562,751*       14,319,034*
     AET Equity Index Fund II                                                                           4,437,858*         2,700,000*
     AXP Cash Management Fund                                                                     2,550,940*         2,289,623*
     AXP Bond Fund                                                                                         2,885,903*         2,390,727*
     Neuberger Berman Genesis Fund                                                                4,033,133*         2,506,080*
     Participant Loans                                                                                         2,634,997*        2,482,198*
     Brown Capital Management Small Company Fund                                       1,066,939             350,999
     Wells Fargo Large Company Growth Fund                                                  6,534,252*        4,229,083*

   Total                                                                                                       $   49,072,386   $   38,710,794

   Investment Income (Loss):
     Net appreciation (depreciation)
     in fair value:
       Mutual funds                                                                                              4,966,834       (4,332,198)
       Common Collective Fund                                                                              891,396                      -
       Brinker stock                                                                                                393,663         1,113,579

   Total                                                                                                        $    6,251,893   $   (3,218,619)

     Interest and dividends                                                                                      360,547           368,747

                  * Represents 5% or more of total net assets.

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

 Notes to Financial Statements

All investment programs other than a portion of the Brinker Stock Fund are participant directed.  The following information summarizes the net assets and significant components of the changes in net assets relating to the non-participant directed portion of the Brinker Stock Fund for the year ended December 31, 2002.  All investment programs during the year ended December 31, 2003 were participant directed.

                                                                                                          December 31, 2002

                                                                                       Participant      Non-Participant
                                                                                         directed               directed               Total

Additions to net assets:
  Net appreciation in fair
    value of investments                                                   $     551,840        $      561,739     $   1,113,579
  Interest                                                                                 28,480                  23,604              52,084
  Employee contributions                                                       883,003                           -             883,003
  Employer contributions                                                                   -                878,819             878,819
Total additions to net
   assets                                                                             1,463,323             1,464,162          2,927,485
Deductions from net
   assets:
  Benefits paid to
    participants                                                                       528,968               421,049             950,017
Investment transfers                                                               191,922              148,508              340,430
Total deductions from
   net assets                                                                           720,890               569,557          1,290,447

Change in net assets                                                              742,433              894,605           1,637,038
Net assets at beginning
   of year                                                                            6,462,281           6,219,715         12,681,996
Net assets at end of
   year                                                                          $    7,204,714     $    7,114,320     $  14,319,034

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

 Notes to Financial Statements

3.   PLAN TERMINATION

Although it has no present intention to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, all participants will become fully vested in their Company contributions.

 4.   INCOME TAX STATUS

The Plan received a determination letter on March 22, 2001 in which the Internal Revenue Service stated that the Plan, as currently designed, is in compliance with the applicable requirements of the Internal Revenue Code ("Code"). The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, is qualified and tax-exempt from federal income taxes as of the financial statement dates.

Schedule I

BRINKER INTERNATIONAL, INC.
401(k) SAVINGS PLAN AND TRUST

 Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

                                                                                                                                                 Current
 Identity                 Description of Investment                                                                                Value
Money Markets:
 *American Express AXP Cash Management Fund                                                          $     2,550,940

Commingled Funds:
 *American Express Trust Equity Index Fund II                                                                      4,437,858

Mutual Funds:
 *American Express AXP Bond Fund                                                                                    2,885,903

American Century Equity Growth Fund                                                                                  6,386,632

Janus Overseas Fund                                                                                                             4,978,981

Neuberger Berman Genesis Fund                                                                                           4,033,133

Brown Capital Management Small Company Fund                                                                 1,066,939

Wells Fargo Large Company Growth Fund                                                                            6,534,252

Common Stock:
   *Brinker Stock Fund (Cost Basis $5,747,397)                                                                  13,562,751

   Participant Loans:
                *Bearing interest at rates ranging from
                5.00% to 10.50%                                                                                                 2,634,997

Total                                                                                                                              $   49,072,386

*Party-in-interest

Cost Column not required - participant directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                         BRINKER INTERNATIONAL, INC.
                                                                        401(K) SAVINGS PLAN AND TRUST

Date: June 25, 2004                                           By:   /s/ Susan Sieker
                                                                                Susan Sieker
                                                                                Plan Administrator